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3-5

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02018026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-50588 |

SEC MAIL FEB 27 2002 WASH D.C. 340 SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nations Financial Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 River Ridge Dr. NE P.O. Box 908
(No. and Street)

| Cedar Rapids | IA | 52406 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Scott Bennett (800)278-6257
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

| Town Centre Suite 300 | Cedar Rapids | IA | 52401 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

P NP

3/13

## OATH OR AFFIRMATION

I, R. Scott Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nations Financial Group, Inc. as of December 31, 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

JODI COX
Iowa Notarial Seal
Commission Number: 710249
My Commission Expires
05-24-04

NOTARIAL SEAL IOWA

Signature

President
Title

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

NATIONS FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

## CONTENTS

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Nations Financial Group, Inc.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of Nations Financial Group, Inc. as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Nations Financial Group, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

McGLADREY & PULLEN, LLP

Cedar Rapids, Iowa
January 24, 2002

NATIONS FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

| ASSETS | | |
|---|---|---|
| Cash and Cash Equivalents | | $ 302,912 |
| Receivables | | |
| Due from clearing broker | $ 134,575 | |
| Due from brokers | 24,685 | |
| Commissions and fees | 105,810 | 265,070 |
| Office Furniture and Equipment, including assets acquired under capital leases $40,210 | 126,090 | |
| Less accumulated depreciation, including amounts applicable to assets acquired under capital leases $9,847 | (56,355) | 69,735 |
| Deposit with Clearing Broker (Note 2) | | 75,000 |
| Other Assets | | 21,216 |
| | | $ 733,933 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
|---|---|---|
| Liabilities | | |
| Payables: | | |
| Commissions | $ 222,409 | |
| Accounts payable, trade (Note 7) | 75,182 | |
| Accrued expenses and other liabilities | 2,268 | |
| Capital lease obligation, current portion (Note 5) | 13,572 | $ 313,431 |
| Capital lease obligation, noncurrent (Note 5) | | 10,997 |
| Subordinated note payable (Note 4) | | 100,000 |
| Stockholders' Equity (Note 3) | | |
| Capital stock, Class A, common, no par value; authorized 1,000,000 shares; issued 250,000 shares | 125,000 | |
| Capital stock, Class B, common, nonvoting, no par value; authorized 1,000,000 shares; issued 250,000 shares | 125,000 | |
| Retained earnings | 59,505 | 309,505 |
| | | $ 733,933 |

See Notes to Statement of Financial Condition.

## Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Nations Financial Group, Inc. is a securities broker/dealer with 26 offices located throughout the United States.

The Company operates as a securities broker/dealer under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker, and promptly transmit all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less.

Office furniture and equipment: Office furniture and equipment is carried at cost. Depreciation is computed primarily by the straight-line method over estimated useful lives from 5 to 7 years.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation under Internal Revenue Code Section 1362(a). Under these provisions, the Company is not required to pay federal corporate income taxes; instead, the stockholders are liable for individual federal income taxes on the Company's taxable income.

## Note 2. Transactions with Clearing Broker

The agreement with the clearing broker provides for clearing charges at a rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $75,000 as a deposit in an account with the clearing broker.

## Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The subordinated borrowings are covered by an agreement approved by the National Association of Securities Dealers and is thus available in computating net capital under the Securities and Exchange Commission's uniform net capital rule. To the extend such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2001, the Company had net capital of $287,990, which was $237,990 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.13 to 1.

## Note 4. Subordinated Note Payable

The Company has a promissory note payable to a shareholder aggregating $100,000, with interest at a rate of 9% per annum. The principal portion of this note is due on November 30, 2003. Interest is paid monthly.

## Note 5. Capital Lease Obligations

The Company leases certain office furniture and equipment from a financing company, which has been accounted for as a capital lease. The lease is due in monthly payments of $1,269 including interest at 9%, due September 2003. Future maturities are as follows:

| Year Ending December 31 | Future Minimum Lease Payments | Less Amounts Representing Interest | Principal |
|---|---|---|---|
| 2002 | $ 15,233 | $ 1,661 | $ 13,572 |
| 2003 | 11,413 | 416 | 10,997 |
| Total | $ 26,646 | $ 2,077 | $ 24,569 |

## Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

## Note 7. Related Party Transactions

The Company leases employees, office space and equipment from a company affiliated through common ownership. As of December 31, 2001, trade accounts payable includes $68,034 payable to this affiliate.